August 27, 2010

VIA EDGAR (Correspondence Filing) U.S. Securities and Exchange Commission 100 F Street, N.W. Washington, DC 20549 Attn: James E. O'Connor (202) 551-6943

RE:  Aviemore Funds
       (the “Registrant”)
       File No. 333-112044; 811-21489

Dear Mr. O'Connor:

On behalf of the Registrant, this letter responds to the comments you provided by telephone on August 16, 2010, with respect to Post-Effective Amendment No. 10 to the Registration Statement, filed on June 30, 2010 with regard to the ETF Market Opportunity Fund (the "Fund") Your comments are set forth below, and each is followed by the Registrant’s response.

Comment 1:

In the principal investment strategy of the Fund please clarify that the Fund invests in a group underlying exchange traded funds.

Response 1:

We have updated the principal investment strategy to state that “The ETF Market Opportunity Fund is a mutual fund that, under normal market conditions, invests at least 80% of total assets in a group of exchange traded funds (“ETFs”)”.

Comment 2:

Under Fees and Expenses of the Fund in the fee table please remove the Shareholder Fees section since each item is listed as “None”.

Response 2:  We have removed the Shareholder Fees section under Fees and Expenses of the Fund.

Comment 3:  In the principal investment strategy of the Fund please state that under normal circumstances, the Fund will invest at least 80% of total assets in Exchange Traded Funds.

Response 3:  We have updated the principal investment strategy to state that “The ETF Market Opportunity Fund is a mutual fund that, under normal market conditions, invests at least 80% of total assets in a group of exchange traded funds (“ETFs”)”.

Additionally, we have added the sentence,  “The underlying ETFs generally invest in, or track indices related to, equity securities, fixed income securities and commodities”, to clarify the types of ETFs that are included in the 80% policy and have added risk disclosure for commodities.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (619) 588-9700 if you should require any further information.

Sincerely,

/s/ Jeff Provence

Jeff Provence